Points International to Present at Upcoming
Investor Conferences

TORONTO, November 9, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that the Company will present at the Three Part Advisors’ Southwest IDEAS Investor Conference in Dallas, TX. The Points presentation is scheduled for Wednesday, November 15, 2017 at 9:20 a.m. Central Time (10:20 a.m. Eastern Time).

A live webcast, as well as a replay, will be available on the Company’s investor relations website at investor.points.com.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

CONTACT:
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com